Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

July 12, 2012

Karl Hiller, Branch Chief
Mark Wajciechowski, Examiner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:

Petron Energy II, Inc.
Amendment No. 1 to Form 8-K
Filed May 25, 2012
Form 10-K for Fiscal Year Ended Decemebr 31, 2011
Filed April 16, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
File No. 333-160517

Dear Mr. Hiller:

Petron Energy, II., a Nevada corporation (the “Company”), has received and reviewed your letter of June 22, 2012, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

At this time, pursuant to our telephonic communication with Commission Staff on July 11, 2012 we are cordially requesting additional time to complete our responses.  We have been unable to complete the comment responses due to delays of counsel and the auditor.  Commission Staff has indicated that a Ten (10) business day extension will not be opposed.  We confirm a new filing deadline of July 20, 2012.  We appreciate your time and consideration in this matter.

Very truly yours,

/s/ Floyd L. Smith
Floyd L. Smith
Chief Executive Officer